860.583.7070 | info@bginc.com barnesgroupinc.com
VIA EDGAR

May 16, 2022

Beverly Singleton
Claire Erlanger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re: Comment Letter Dated April 14, 2022 Regarding
Barnes Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 22, 2022
Form 8-K
Filed February 18, 2022
File No. 001-04801

Dear Ms. Singleton:

Barnes Group Inc. (the “Company”) submits the following response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in the Staff’s letter dated April 14, 2022, as received by the Company on May 5, 2022, related to the captioned filing. For convenience, we have reproduced the text of the Staff’s comments and numbered responses to correspond with the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.We note that your discussion within MD&A discusses the financial condition, changes in financial condition, and results of operations for the years ended December 31, 2021 and December 31, 2020. We also note that Instruction (b)(1) of Item 303 of Regulation S-K allows you to omit the discussion related to the earliest of the three years presented in your filing (i.e. year ended December 31, 2019) if such discussion was already included in a prior filing, however your disclosure must include a statement that identifies the location in the prior filing where the omitted discussion may be found. Please revise your MD&A section to include such a statement.

Response: The Company acknowledges the Staff’s comment, and, in future filings, the Company will include the location where the omitted discussion may be found in the prior filing. Specifically, our Form 10-K for the year ending December 31, 2022 will include the following proposed statement in a substantially similar format within Item 7: “Management's Discussion and Analysis of Financial Condition and Results of Operations for 2020 is included in Item 7 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the Securities and Exchange Commission and is incorporated by reference, and should be referred to for information regarding this period.”

123 Main Street, Bristol, CT 06010-6376

Julie K. Streich
Barnes Group, Inc.
May 16, 2022

Results of Operations, page 23

2.We note your disclosure of gross profit on page 24 of MD&A, however it is unclear whether this subtotal includes depreciation and amortization expenses. Please tell us if your cost of sales line item includes depreciation and amortization expense, or if it is included in the line item “selling and administrative expenses.” Please note that in accordance with Rule 5-03(b)(2) of Regulation S-X and SAB Topic 11:B, measures titled “gross profit” should include charges for depreciation and amortization. Please revise accordingly.

Response: The Company respectfully advises the Staff that both the “cost of sales” and the “selling and administrative” expense line items include “depreciation, depletion and amortization of property, plant and equipment.” Pursuant to SAB Topic 11:B, and provided that cost of sales at the Company does not exclude charges for depreciation, depletion and amortization of property, plant and equipment, the Company believes that no “exclusion” verbiage is warranted within the Company’s MD&A.

Form 8-K furnished February 18, 2022

Exhibit 99.1 Earnings Release, page 4

3.We note that your 2022 Full Year Outlook section presents forward looking non-GAAP measures such as Adjusted EPS and Adjusted Operating Margin, without providing the reconciliation to the most comparable GAAP financial measure, or a statement that providing such a reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B)
of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosure
Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

Response: The Company respectfully advises the Staff that a table reconciling non-GAAP to GAAP financial measures, including forward looking Outlook information related to Diluted Net Income per Share, is presented at the end of the Company’s press releases. The Company will include verbiage clarifying the location of such reconciliations within future earnings releases furnished under Item 2.02 of Form 8-K. Specifically, our Earnings Release for the quarter ended June 30, 2022 will include the following proposed statement in a substantially similar format: “A table reconciling non-GAAP to GAAP financial measures, including forward looking Outlook information, is presented at the end of this press release.” In future earnings releases furnished under Item 2.02 of Form 8-K, the Company also plans to include a reconciliation within the “Full-Year 2022 Outlook” disclosure that includes a forward-looking reconciliation from Operating Margin (GAAP) to Operating Margin as Adjusted (non-GAAP), if Adjusted Operating Margins are presented.

In response to the Staff’s comment, the Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you require any further information, please feel free to contact me at (860) 583-7070.

Julie K. Streich
Barnes Group, Inc.
May 16, 2022

Yours truly,

/s/ JULIE K. STREICH

Julie K. Streich
Senior Vice President, Finance and Chief Financial Officer and Interim Chief Executive Officer